UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a) under the Securities Exchange Act of 1934

(Amendment No. 3)*

Alpha Pro Tech, Ltd.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

020772109

(CUSIP Number)

Donna Millar 53 Wellington Street East Aurora, Ontario, Canada A6 L4G 1H6 (905) 479-0654

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note.         Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020772109	13D

1	NAME OF REPORTING PERSON Donna Millar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00 (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,284,603
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,284,603
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,284,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%[1]
14	TYPE OF REPORTING PERSON IN

1 Calculated by dividing the number of shares beneficially owned by the reporting person by the sum of (i) 11,647,096 shares of Common Stock of Alpha Pro Tech, Ltd. outstanding as of November 1, 2023, as reported by Alpha Pro Tech, Ltd. in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2023, and (ii) 15,000 additional shares of Common Stock of Alpha Pro Tech, Ltd. that the reporting person has the right to acquire within 60 days pursuant to currently exercisable stock options.

Item 1.	Security and Issuer.

This Schedule 13D is filed (this “Schedule 13D”) by the Reporting Person (as identified above and defined below) with respect to the Common Stock, par value $0.01 (“Shares”), of Alpha Pro Tech, Ltd., a Delaware corporation, with its principal executive offices located at 53 Wellington Street East, Aurora, Ontario, Canada L4G 1H6 (the “Issuer”).

Item 2.	Identity and Background.

(a)         This Schedule 13D is being filed by Donna Millar (the “Reporting Person”). The Reporting Person previously reported ownership of Shares of the Issuer on Schedule 13G, originally filed on December 21, 2018 and amended on February 13, 2020, but has subsequently determined that reporting on Schedule 13D is more appropriate, as further set forth in Item 4 of this Schedule 13D.

(b)         The Reporting Person’s business address is 53 Wellington Street East, Aurora, Ontario, Canada L4G 1H6.

(c)         The Reporting Person is a director and employee of the Issuer.

(d)         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         The Reporting Person is an individual resident of the Province of Ontario and a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 1,380,921 Shares on December 13, 2018 for no consideration upon settlement of the estate of her husband, the former President and Chairman of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Person acquired 1,380,921 Shares on December 13, 2018 upon settlement of the estate of her husband, the former President and Chairman of the Issuer. The Reporting Person serves on the Issuer’s board of directors and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Incorporated by reference to Items 11 and 13 of the Cover Page.

(b)	Incorporated by reference to Items 7-10 of the Cover Page.

(c)	None.

(d)	None.

(e)	N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024

/s/ Donna Millar
Donna Millar